SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: November 16, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of a press release issued by Biora AB on November 16, 2000 regarding altered production process for Japan.



                               [BIORA LOGO]

                        PRESS RELEASE FROM BIORA AB (PUBL), NOVEMBER 16, 2000

                                                        FOR IMMEDIATE RELEASE
NO14 /00

ALTERED PRODUCTION PROCESS FOR JAPAN

Malmo, Sweden November 16, 2000 - Biora AB (NASDAQ: BIORY, SSE: BIOR) announced today that Biora's partner in Japan, Seikagaku Corp, has unintentionally omitted to report to the Japanese health authority, MHW, changes in the production process of Emdogain that were introduced for markets outside Japan. As a result Seikagaku decided on Wednesday, Nov.15 to make a voluntary withdrawal of all deliveries of Emdogain in Japan. It is Seikagaku's intention to apply to MHW for approval of the process changes, including heat treatment, which are already in place in Europe. It should be possible to obtain MHW approval of the European standard for the production process within some months.

In a commentary Biora's President and CEO Rickard Soderberg stated:

   "Seikagaku is merely complying with the rules of the national authorities, but at the same time points out in their notice to customers that no health problems whatsoever have been reported as a result of using Emdogain. The product has been used successfully on more than 200,000 patients. We are now awaiting their requirements following their evaluation, and will be able to deliver Emdogain immediately after such approval. In the short term we do not foresee any negative impact on Biora's sales of Emdogain to Japan. The direct financial consequences of the withdrawal will be taken by Seikagaku"


Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
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For further information, please contact:
-     Rickard Soderberg, President and CEO of Biora, tel: +46 (0) 40 32 13 59
-     Elisabeth Lavers, Biora US-investor relations, tel: +1 203 977 7797